Filed by Inflection Point Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No.: 333-283181

Subject Company: USA Rare Earth, LLC

Date: February 14, 2025

Set forth below is a transcript of the USA Rare Earth Analyst Day held on February 12, 2025 discussing the proposed business combination (the “Proposed Business Combination”) between Inflection Point Acquisition Corp. II(“Inflection Point”) and USA Rare Earth, LLC (“USARE”), as well as the business of USARE and its future outlook.

USA Rare Earth Investor & Analyst Webinar

CORPORATE PARTICIPANTS

Michael Blitzer

Chief Executive Officer, Inflection Point Acquisition Corp. II

Joshua Ballard	Steve Ridge

Chief Executive Officer, USA Rare Earth, LLC	Chief Operating Officer, USA Rare Earth, LLC

Georg Venturatos

Managing Director, Gateway Group

Georg Venturatos – Managing Director at Gateway Group: Good morning everyone and thank you all for joining us. It’s a pleasure to welcome you to the USA Rare Earth Investor and Analyst Webinar.

I’m Georg Venturatos, Managing Director at Gateway Group and joining me today as presenters are USA Rare Earth’s CEO Joshua Ballard, COO Steve Ridge and the CEO of Inflection Point Acquisition Corp II, Michael Blitzer.

We will begin today’s webinar with opening comments related to the previously announced business combination agreement between USARE and Inflection Point, followed by an overview of the company's vision, strategy, and technology being used to build a domestic rare earth supply chain from mine to magnet. Following today's prepared remarks, we will have time for Q&A and ask each participant to type any questions through the Zoom chat feature. A recording of today's webinar will be available on the USA Rare Earth website following the event.

Before we begin, please note that statements made during this presentation that state the company's or management's intentions, beliefs, expectations, plans, goals, opinions, or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act and actual results could differ in a material way. Additional information about factors that could cause results to differ from those forward-looking statements is contained in accompanying presentation materials and our and Inflection Point’s filings with the SEC. These include, but are not limited to, risk factors contained in our registration statement on form S4, as may be amended, and our investor presentations, subsequent SEC filings, and in the news releases we may issue from time to time. A copy of the presentation materials can be found in the Inflection Point 8K furnished to the SEC prior to this presentation.

With that, I'd like to introduce Inflection Point CEO, Mike Blitzer as our first speaker today. Mike, the floor is yours.

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Michael Blitzer – CEO of IPXX: Thanks, Georg. Thanks everyone for joining. As CEO of the financial sponsor, I'm excited to introduce USA Rare Earth and its management as it prepares to go public in the coming weeks.

The company is building a vertically integrated rare earth magnet supply chain in North America, diversifying US reliance on China, which currently supplies the vast majority of critical minerals and products into our market. We believe this transaction is well-timed to coincide with this urgent national priority. Developing a reliable supply chain has been the focus recently from all levels of government. It's evidenced by recent tariffs and international export bans.

USA Rare Earth is very well positioned for this and currently owns two main assets which it's developing both upstream and downstream. This includes rights to deposit containing critical minerals in Texas, including significant deposits of key high-value rare earths and critical materials such as gallium, and secondly, a large-scale magnet production facility in Oklahoma. With a plan to reach commercial production of one of the largest rare earth magnets in North America, the opportunity to build a domestic mine to magnet supply chain and a debt-free balance sheet, USA Rare Earth's $800 million valuation compares very favorably to its main public peer with a market cap many times larger.

Inflection Point is particularly pleased to anchor the company's pipe, which currently stands at more than $40 million of funded capital, and ensuring that the company is well-financed at closing while it completes the build-out of its first 1,200-ton production line out of its planned 4,800-ton facility in Oklahoma. The company intends to rely on both private and public funds at all levels of government to complete this facility, many of which you've read about in recent executive orders and agency initiatives, and which at scale and at current pricing, and notably not factoring in future tariffs or pricing improvement, or contribution from the round-top mine, will generate between 700 and 800 million of revenue at high margins, just from this magnet facility.

With that introduction, I'm pleased to now hand things over to Josh Ballard, the CEO of USA Rare Earth.

Joshua Ballard – CEO of USARE: Thanks, Mike. And everybody, thank you for joining today. Steve and I are pretty excited to walk you through where we're at and what we're trying to achieve with USA Rare Earth.

As many of you know, or most of you know, I joined just a couple of months ago, and as we walk through presentation today, you're going to hear why I was excited to join and what brought me to this company. I think USA Rare Earth is well-placed in terms of what we want to achieve, and I want to start with our mission, which you've been hearing, and that's to establish a U.S. rare earth magnet supply chain, right? And as most of you probably know, we're in a very interesting time right now in terms of geopolitical tensions, rising tariffs, and a nation here in the U.S., and frankly, this touches a lot of nations globally, who has left themselves without a supply chain of these critical rare earths and magnets that drive a lot of the technologies that we use today. These magnets, they're in the phones you have in your pockets. They're in semiconductors. They're in EVs, wind turbines. They're critical for defense, whether it's in weapons or in actual defense technologies, drones, for example. These things are everywhere, and we've left ourselves in a situation where we really don't have any of our own supply, and that doesn't leave us in a good place.

USA Rare Earth is starting out with this, and we're building a 300,000-square-foot facility in Oklahoma. This facility, to give you a sense of what that means in terms of size, the capacity, this 4,800 tons we talk about at full capacity, we're talking about hundreds of millions of magnets. This is a significant facility. It's going to be highly automated, highly sophisticated production lines that we're putting in place in Oklahoma, and as Mike mentioned, it's going to bring us up to about that $700 to $800 million revenue range of full capacity here in the next few years, and as we start out this first year, we're looking to commission in the first quarter of that 1,200 tons, which again puts us at that roughly $150 to $200 million potential range of revenue and tens and tens of millions of magnets, so we're moving quite swiftly to build this.

We also hold mining rights and leasing rights to Round Top, which is an incredibly unique deposit in West Texas near El Paso, which holds all the major rare earths and other critical minerals that our country needs in order to support this industry and both our commercial and defense industry, and we'll get into detail with that with Steve in terms of where we are with that project and what that potential is, and then we're also building and developing in-house mineral processing technologies that we've been working on for the past few years in support of that project.

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Rare earth processing is largely absent in the U.S. It's just, again, just beginning, and that's something our team has been focused on here for the last few years to bring back and to support our ability to bring Round Top to market as quickly as we can. And then lastly, we have the know-how and team to execute our strategy. We have people with deep experience. Bob Fredette on our magnet side has over 40 years' experience. He knows magnets through and through. We're working with folks who have run our machinery before to get our plant up and running. We have a deep well of folks that are helping us do this, and that's why, you know, when you think about this project, this is a story about execution, and I think you need to keep that in mind as you're listening. We're not coming to the market with a new technology and a dream. We're not trying to make up something new. What we're bringing to the market is an option to invest in a company that's bringing known technology that we know we can build. We know how to build a plant, right? We know how to run equipment. We know magnets within USA Rare Earth, and what we're trying to do is bring this back to the U.S., back into in order to support industries that are, frankly, crying for domestic supply, so this is a different kind of story than a lot of startups that you may hear, you know, throughout your investment process. This is all about execution. There's no dreaming here. We know we can achieve this, and what helps us to execute, what really allows us to scale is the capital that we're in the process of raising while we're going forward.

Now, we're serving a fairly fast-growing market, which is expected to continue to grow quite dramatically here over the next decade or so, and I'm just going to go briefly into the broad market because I think a lot of you know it, but Rare Earths and magnets are critical across a whole slew of industries that I mentioned earlier, you know, not just the magnets, but all the way through. You got lasers, computer memory, ceramics, computing, semiconductors, defense. I mean, it's shocking how much this touches all of these commercial and defense industries that we all know very well within this country, down to power tools, right? You go and buy a Black & Decker drill, battery-driven drill, it's got magnets in it, like these things are everywhere. It's roughly a $16 billion Rare Earths metal market today and roughly a $20 billion, $19 billion Rare Earths magnet market today, and the magnet market's looking to double, give or take, over the next decade, from this roughly $19 up to about $40 billion, but what's important to understand about our business is, you know, there's some headwinds. We've heard there's going to be some retrenchment on EVs in the U.S., and, you know, there could be some slowdown globally, economically, right? What's important to think about when you're thinking about USA Rare Earth is this isn't just about future growth. That $19 billion that we're going to sell into on day one also needs us, right? We're coming out with a plant that do roughly up to a billion dollars, so we're just looking for a tiny sliver of that. We're not looking to take over a whole market, and that growth is just going to drive demand further in the future, which further reduces risk, and you can see on the right, these are some defense metrics in particular, which we like to call out, because at the bottom right there, you see a fighter jet has 900 pounds of these things in it, 5,000 pounds in a destroyer, 9,000 in a sub. Like, these are very prevalent in the technologies that our government is using today, and the supply gap between China, you know, ex-China demand and supply, you know, is continuing to grow and will continue to grow in the foreseeable future unless folks like us come in to fill that gap.

You know, an important part of our deposit is we have other tech metals, in particular gallium and beryllium in our deposit outside of just rare earths. Gallium is a critical rare earth that was recently banned by China about two months ago. In the next few years, it's going to be a roughly $5 billion market, and we have a significantly large deposit of gallium within Round Top, and beryllium, which is used in nuclear power, x-rays, all sorts of industries, all sorts of industries as well. It's a smaller market, but also growing rapidly, and we also have a significant deposit. So our deposit is unique not only because of the rare earths, but also because of the heavy tech metals that we have in the deposit as well.

Now, we know China dominates the critical rare earth mining, processing, and magnet manufacturing at this time, and I just want to touch on this just as a reminder of kind of where we're starting. Today, China's controlling roughly 60% of mining. Those numbers change somewhat depending on what statistics you look at. It's roughly 60 to 70% of the rare earth mining. I would highlight in the USA, that's the one mine in the USA out in California, Mountain Pass. Now, Mountain Pass is limited to very specific light earths today, and a lot of them are the lower-value rare earths. When you see a big number like 16%, a lot of that is cerium and lanthanum, which are actually low-value rare earths that are not used in the magnet process in reality. So China actually controls a much bigger part of the market, especially when you lean into the heavy rare earths, neodymium, so if that really affects our magnet making. And importantly, is even though they don't have all the mining, they control a lot of the mining because all the refining and processing is going back to China in order to be processed. This is just as true with mines that are here, the one mine that's here in the US today. So they really hold a stranglehold over the market today. The magnet manufacturing is still over 90%, even with all the talk and everything that's been going on. So this is a national security issue as far as we're concerned for the US.

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As we know, this has been in the news quite a bit recently, but what I want to call your attention to here is that quote at the bottom. This is former vice chairman of the Communist Party in 1992, that the Middle East has oil, China has rare earths. And to me, that's a very critical statement that shows you how important it is to China and how they want to leverage it as they grow themselves, right? And control industries and so forth. So I think this is a very important statement we need to pay close attention to. And we believe the US administrations have begun to, and the Trump administration coming in has put a special attention on it as they've come in.

So we're rapidly moving to build one of the more flexible largest rare earth magnet manufacturing facilities in the United States. We have facilities, our magnet facility in particular is going to be in Oklahoma, the red state there. Our round top deposits in West Texas and then Oklahoma, by the way, it's Stillwater, Oklahoma. It's about an hour from Oklahoma City from the Capitol. Our round top deposits in West Texas near El Paso. And then we have a RD facility up in Colorado where we've been working on our processing technologies in support of the round top project over the last few years. And we have a number of engineers there working very hard for us today.

I want to talk a little bit about the overall kind of supply chain that we're talking about when we talk about the magnet supply chain. There's the magnet manufacturing which we've talked about a lot. We've talked about the fact we're commissioning our 1200 tons here roughly in early 2026. We'll be tightening up dates here over the next couple of months in our construction schedule and lead time to the equipment we're ordering. And Steve will talk about that a bit in a moment.

We're also commissioning an innovations lab here over the next month or so. Innovations lab is important to understand it's kind of the launching of our sales process. And it's a key milestone for the company and our ability to really begin to sell into agreements and into a pipeline that will support our growth 2026 looking forward.

Also important in our magnet manufacturing is that we're coming out of the gate really focused on not on one customer. If you've been paying attention to the magnet industry you've heard a couple that are coming online here roughly in the same time here as we are by the way of next year are really focused on single offtake agreements in the auto manufacturing industry. We are not as we come out the gate but we're focused on is in our first 1200 tons and our first line is walking before we run. It's building and working with smaller customers. And these could be from 20, 50 tons per year up to a couple of hundred tons per year or potentially larger that allow us to really get our sea legs and build up into our manufacturing before we take on the harder and more low margin offtake agreements with large auto manufacturers in the future. We're able to work at our kinks. We frankly don't have a billion dollars in our balance sheet to make major mistakes. When you've come out really work hard make sure we come out strong with these initial customers and make great product and do it with as low risk as possible as we enter the market. We think that's a prudent way to start and also allows us to really focus on the rest of the market, and there's a lot of interest from that market, you get a hundred tons for us would be $15 million of revenue, right? $20 million of revenue. So these are significant amounts of revenue early and they also come with higher margin which is better for our business.

When we look at the rest of the supply chain from mining to processing to metal making. The question is, you know mining Steve's going to talk about in a moment that's a few years away for us. And so we're going to have to build this supply chain in the meantime to support the magnet manufacturing that we're beginning with here over the next year. We're making great progress at Round Top. We're making great progress on processing of those minerals and ore that we're getting out of Round Top. And then we're looking closely at the metal making side to make decisions about how we approach that strategically the next couple of years. And we have choices there.

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Right now we have offtake agreements with some great partners in South Korea and here in the United States. And then, you know, the real questions are is now how do we develop those partnerships? They have room to grow with us here initially. Do we partner with them to co-locate here in the US? Do we build our own? Like these are the kinds of questions on the metal making side. I think those are going to be easier to answer as we think about how we source and really focus on the ore that we're going to need for the next few years as Round Top is being developed and built out. But this is a major focus. We're going to be hiring executives to help us in these areas to make sure we get to where we need to get. But we're very comfortable here in 2026, going into 2027 that we have the offtake agreements we need on the metal side to get us started and build into this first line without any hiccups.

With that, I'm going to hand it over to Steve to talk a little bit about magnet manufacturing and Round Top. Take it away, Steve.

Steve Ridge – COO of USARE: Yeah, thanks, Josh. And thank you all for joining this call today.

First thing I want to talk about is our Stillwater, Oklahoma plant. Stillwater, Oklahoma was selected to locate the USA Rare Earth Magnet Plant after considering many different locations based on cost, access to technical talent, as well as local and state government support. Josh, if you want to go to the next slide.

You can see the plant is a large facility under one roof to be able to produce hundreds of millions of magnets. At this site, there's plenty of land for future expansion and possible co-location of a magnet recycling plant as well. Much of the proven magnet manufacturing equipment was purchased from Hitachi, and it's actually already in place, and it's located inside the building. Also in the same building is a new state-of-the-art innovation lab that I'll talk more about later. The lab and test equipment will be fully commissioned next month, and plans are to start up the plant, as Josh said, in the first half of 2026. Not only is there an impressive building, but also a highly experienced and dedicated team that's really focused on achieving the vision of making rare earth magnets back in the US.

Next, I want to talk a little bit about the rare earth magnet technology. I think many of you on the call know that rare earth magnets are known for their high strength-to-weight ratio, and two main performance criteria for rare earth magnets are shown on the graph. Remanence, it's on the vertical axis. It's a measure of the residual strength of the magnetic field, while coercivity on the horizontal axis is a measure of resistance to being demagnetized. There's a wide range of applications across these two performance criteria.

For example, we talked about before power tools, cell phones, wind turbines, robotics, EVs, and drones, some of which require both high magnetic strength density, as well as a high resistance to demagnetization, and you can see the different markets that were in applications that we're covering here. With our proven plant equipment at Stillwater, we plan to produce magnets across this wide range of applications, targeting those with higher margins.

Now I'll talk a little bit about the magnet production process that we have at Stillwater. The magnet process starts by taking the raw materials, such as neodymium, iron, boron, and combining them to make a solid cast alloy. Josh, if you want to go to the next slide. This alloy it's then treated in a hydrogen decrepitation furnace, and what that does is it makes the alloy brittle, where it goes through coarse grinding, and then it's turned into a fine powder in the jet mill that you can see there. And then from the jet mill, the powder, it's pressed into blocks, and the fine particles are aligned with a magnetic field before being cut to size. Then this block is treated in a sintering furnace, where it's fusing the particles before they're machined, and then surface treated and coated to meet customer specifications. You can also see on this slide that in some applications, grain boundary diffusion is done to improve a magnet's coercivity by mixing heavy rare earth elements, such as dysprosium and terbium, into the outer grain structure of the magnet. And we'll talk a little bit more about grain boundary diffusion when I go over the, talk about the innovation lab.

But then if you look about the next slide, what we're building, the magnet plant will produce products from a diverse set of applications, starting with smaller customers as we build stronger and broader capabilities to meet the changing needs and specifications in the market. As you can see by the pictures, much of the process equipment is already on site and has gone through various mechanical integrity checks, including the magnet production equipment that was purchased from Hitachi. The magnet finishing equipment has been specified. It's already been put on order. And the layout of the plant is done to ensure a smooth and safe flow of materials for making finished rare earth magnets while allowing for rapid expansions to meet customer demands, as well as allowing for space for equipment to receive rare earth oxides in the future from sources, including the Roundtop Mining and Processing Facility that Josh talked about earlier.

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Next, I want to talk a little bit about the innovation lab that's located in Stillwater, where we recently achieved a very significant milestone of making the first USA rare earth magnet. And congratulations to the Stillwater team. It was definitely a team effort to do that. And you probably saw some information in a press release earlier. But this innovation lab, it's actually with the new state-of-the-art equipment. We have exciting plans to build prototype magnets and develop our own intellectual property. This lab mimics the production process steps and will be used for customer qualifications, testing magnet quality, as well as improving our overall magnet making process. The lab will also include the capability to rapidly make and test prototype magnets with grain boundary diffusion, which actually helps lower the cost to improve the magnets’ performance. And that really covers a lot about what we're doing in Stillwater, Oklahoma.

Next, I'd like to transition to talking about our Roundtop ore deposit with the vision to complete the supply chain from mine to magnets domestically. So the ore deposit at Roundtop is, it's a unique rare earth deposit that contains some of the most sought after rare earth elements, including dysprosium and terbium, as well as valuable technical metals like gallium, beryllium and lithium. We've done an extensive characterization of the Roundtop ore and over 45,000 feet of drill core samples indicate a very homogeneous ore body, which actually helps us because it reduces the variability of the feed quality to the future processing plant equipment. And you see where Roundtop, it's enriched with desirable heavy rare earth elements, as well as yttrium, which accounts for more than 60% of the total rare earth elements, making this deposit unique compared to many other rare earth deposits. The rare earth elements can be harvested with up to an 80% recovery using various processing steps I'll talk about a little bit later.

Extensive testing has been done at our Wheatridge R&D center by leaching the minerals from various sizes of rocks using a mild heap leach conditions, which indicate that fine grinding is not required, which actually helps lower the operating cost. The R&D team has also developed ion exchange technology that's very specific to the Roundtop ore body. And it's currently developing the process flow sheet that will be used in the upcoming feasibility studies. The next slide describes the location of the deposit. The Roundtop deposit is located on state, not federal land, near the small town of Sierra Blanca, which is only about 85 miles southeast of El Paso, Texas. Roundtop is located near a major interstate and has access to a rail line. And we continue to have active, positive engagement with both local and state officials, giving them numerous updates on the great progress our Wheatridge R&D team is making to realize a mining and processing operation at Roundtop. We have tremendous support from the state of Texas, and we don't foresee any major issues for permitting the facility, which will occur sometime after the final process design is completed.

On the next slide, I want to talk a little bit about the mining process. You'll see that the mining process, it starts with simply removing rot from the top of the mountain and crushing it before extracting the rare earth and technical metals from the ore using heap leach technology. Once the rare earth elements and other metals are in solution, processing steps that utilize a hybrid approach of solvent extraction and precipitation, remove impurities from the bulk of the rare earth elements and technical metals. These are proven technologies, and we've also proven a lot of these technologies in our lab at Wheatridge. The technical metals are recovered and separated along with recycling the acid used for leaching, thus again, lowering the operating costs and minimizing the environmental footprint. The rare earth elements are separated using continuous ion exchange technology, then turned into an oxide product. And then using the Round Top Ore, the team at Wheatridge has successfully purified many of the rare earth oxides to around 99% purity, including neodymium, dysprosium, terbium, and yttrium, and many more to go.

Long-term, the vision is to produce the rare earth oxides at Round Top and then ship them to the magnet plant in Oklahoma or sell them to the customers. But next I'll show you the path to production at Round Top and the path to production of rare earth oxides. It's a long-term project. It's a very complex project, and it's also very capital intensive. But the first step that is currently underway is to define a process flow sheet that details major processing steps that I mentioned earlier. Once the flow sheet is completed, a pre-feasibility study is done to assess the technical, environmental, and economic feasibility of the mining and processing project and risk associated with the project are identified along the way, as well as risk mitigation actions.

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You see on the slide here, one of the important steps to mitigate the risk of a capital intensive project is to build smaller, lower capital investments for pilot plants to demonstrate and prove out the technology of the critical process steps before investing large amounts of capital. With proven technology based on the pilot plant studies, the next step is a definitive feasibility study to conduct a thorough detailed analysis and confirm the project's technical and economic viability so that major commitments for engineering equipment and construction can be made.

So, in summary, USA Rare Earth has a great magnet plant in Oklahoma, a robust deposit in Texas, and a highly skilled and dedicated team of experts to achieve a USA Rare Earth mine-to-magnet supply chain.

And with that, I'll turn it back over to Josh to wrap things up.

Joshua Ballard – CEO of USARE: Thanks, Steve. So, you know, as we're looking at estimated timelines and kind of how this can play out here over the next few years, we mentioned, you know, we're putting some rough estimates here. Some of this we know well, some of this is a little more ambiguous as of today because we still have progress we need to make. We're commissioning the innovations lab here in this first quarter. This will really launch the sales process in the second quarter as we're heading towards commissioning the plan early 2026. And that engineering and plant build will be occurring throughout the year this year. And a lot of this schedule is mainly being driven by the long lead items that are in order today, which is the finishing equipment.

I want to add just briefly to, you know, when you think about our plant, the magnet plant in particular, I think about it in two pieces. There's what I call the backbone of the plant, which is the Hitachi equipment that Steve talked about earlier. This backbone, which is everywhere from that getting the strip cast metal, the pieces of metal that we grind into a powder that ultimately becomes our magnet blocks all the way through the furnace where we cook them. And for those of you who don't know, I like to think of this as making a ceramics cup when we were in junior high school, right? You form the cup, you get the powder, you form the cup, you throw it in the oven for, you know, overnight and you get your cup the next day and you paint it. That's what we're doing in a much more complicated way. But that backbone from metal through powder through the furnace is applicable to every customer. We have that backbone already in place. We just need to, you know, get the infrastructure around it built out, tie it in and commission it. What's on order and what's really causing the longer timeline is the finishing equipment, which are more specific to specific customers. It's highly automated equipment, it just takes longer to work, right? So that's what's driving some of that timing throughout the year this year, but all that's in process.

Then the production lines, we'll do the first line here going into 2026. And then future lines, you know, we'll do them as quickly as we need to. There are lead times on the equipment, we can balance some of that, but it's really going to be focused on our pipeline and demand as we enter the market fully and see how that evolves here over the next few years. We expect we'll build that out as quickly as we can. On the metal side, we mentioned we have offtake agreements in place today. And then as we get into 2026, 2027, the next couple of years, we'll make decisions around whether we partner, build or buy what we need on the metal side.

Then the mining and processing, as you just heard, we're in the early stages. We think we're making a lot of progress on these early stages on the flow sheet, as we look at the flow sheet and to move into the pre-feasibility study. A lot of work to do there still, but we think we're reducing risk as we go. And we're really excited about the progress that we have to date.

I want to focus you as well on a few near-term value milestones, right? We're coming out the gate with pre-revenue as we go public here in the coming months. And there's a few important value milestones along the way that you all can pay attention to.

One is this lab commissioning. And we've talked about it a few times today, but I can't reiterate how important it is for this lab to be commissioned. Customers want to have a magnet in their hand. They want to understand that we know how to build them and build them to the spec that they need. And these are high-performance magnets. They're used in high-performance technologies and we need to be able to deliver on that, right? And this lab is what's going to prove that out. So as soon as this lab is done, here in this month or so, we move into a true sales process. We can really start to build out our pipeline and get more serious in our conversations with customers. And here over the next call here throughout the first quarter, we'll be setting on our dates for commissioning, right? As that construction schedule, engineering schedule gets firmed up, we'll be able to set specific dates in early 2026 that we can tell customers we'll begin production and that'll really push those conversations along. We're hoping we'll have some customer announcements during this year before we commission. Obviously, we'll see how that sales process goes, but that's an area that you all should be paying attention to in the announcements there. And then of course, the commissioning of the plan in early 2026, first revenue in early 2026 and any government grants, loan announcements, tax incentives that may occur throughout the year as we proceed or in the next year.

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I think these are all real value moments on the magnet side. The key one being actually talking about our pipeline, really talking about what revenue could look like in 2026 and 2027, which we'll be more prepared to do later in the year. Roundtop has a number of value moments as well. And as Steve talked through those phases, you know, you have to think about one, this is a low cost option today. We're not spending a lot of money on Roundtop today. It's a few million bucks a year, three-ish, you know, somewhere in there. It'll increase a little bit around the pre-feasibility study. This is all single digit million dollar investments at this stage. But these unblock value moments in the deposit as we proceed over the short term, you know, announcing that we have a flow sheet that we're going to pre-feasibility work, positive results from the pre-feasibility study are all true value moments. And these are what begin to set the economic value and the reserve value of this deposit. And we'll be very excited to get there here in the not too distant future, we hope.

Again, any government grants or loan announcements that could have happened along the way, I think would also be key value moments and affirmation that we're on the right path. And an announcement that we'll proceed into pilot plant work is also a huge milestone. So these are the ones I would look out for, you know, here over the next 12, 18, 24 months, these key milestones.

I also want to talk briefly about, you know, in a broad sense about financials. You know, it's a little bit early for us to get into detail yet. You know, I'm not, we're not giving out guidance yet for next year, but I want you to think about as your model, you can think about how this can look over the next few years at full capacity. We've talked about this revenue range of 700, 800 million dollars. You know, that's based on an estimated mix of product, a range of prices. You can go from the low hundreds, depending on what magnet you're making up to $200. It also depends on commodity prices, 80% or 70 to 80% of the magnet is of the magnet cost is the metals that go into it. And so commodities do move average sales prices up and down.

When you're looking at magnets right now, they're a little bit further down, go back two years, they were closer to the $200 market. We believe we can get reasonable gross margins, 30 to 40%, especially with a focus on this more diverse set of customers. You know, there's a balance to that. We got to be careful about how much we invest into equipment in support of these customers. And then look at the ROI of that equipment and the offtake agreements we're getting in support of that equipment or customer support to buy the equipment. We can't be all things to all customers, obviously, right? And we certainly want long-term offtake agreements with large customers, such as automakers in the future. We just want to be ready for it. But those are much lower margin and much riskier as we start out.

The broad investment that we're looking at for the magnet plant is this 250, 300 million kind of range over the next few years. We don't believe we're going to need public equity for all of that. We're looking to raise an additional $25, $50 million here this year in support of the build out of the first line. We have most of the capital we need for the first line, especially with what we believe the rollover of the money that remains in the SPAC, roughly $25 million, $24 million. Puts us in a pretty good place. We're looking to raise the balance of that to make sure we can fund our working capital and also speed up any investments that we need. We don't want to slow down in the future because of capital. Again, this is an investment all about execution. And if demand is there, we want to be able to execute as quickly as possible. When we're looking at the larger number, there's a wide variety of ways we can finance this. Public equity is one of them. Debt will obviously be another. We believe there'll be government support, whether it's through tax credits or grants and customer prepayments. There's a lot of relationships we can do with customers as well along the way. So we believe there's a balance here in terms of how we can invest in this over the next few years, especially once we've hit revenue in the short term. And this is an example, there's a lot of examples of where the government would be supportive. But what I would say is, things have changed over the last few months with the new administration. And the focus on critical minerals is a different focus. And it's starting with the executive office, the White House, all the way through the various departments and in the Congress. This is a bipartisan issue. I believe we're going to see bipartisan action. And I think people are really noticing and talking about it.

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We had a slide earlier where Rubio talked about it at his confirmation hearing, right? And this is coming out more and more. There's two executive orders that talk about critical minerals and magnets. So this is a conversation that's continuing. I think we'll continue with the government and we expect a lot of support there for the entire industry, obviously not just us. Other folks in the industry have already seen that support in recent years. We expect to see that as well.

And then finally, I want to give one last word on how we differentiate ourselves a bit from our one comp in the market, which is MP materials. Because I think it's important just to understand how we're coming out differently.

There's some ways we're the same. We have a similar mission. Our magnet facility is going to be a larger one, but more importantly, a more diverse one. I think as we look at the kind of customers we're looking at, whereas they're very focused on a specific customer in General Motors. So we're coming out of the gate a little bit differently. We'll both be making high performance magnets, but we'll be really focusing on different parts of that magnet market as I understand it today. When you think about the deposit, I think what's important to understand, I hit home again, how different we are, right? Most rare earth deposits in the world are light rare earth deposits. This is also true of MP’s. So they're heavy and lower value cerium and lanthanum. It's like 80% of their deposit. They have some high value NDPR, which is important for magnet making. NDPR makes up roughly 30% of the magnet. So it's pretty key to magnet manufacturing. And I understand that they're going to be using their deposit as feedstock for their plant, but we're in a very different place. Our deposit is dominant in heavy rare earths, potentially up to 70% is what we're seeing in our lab work and in the borehole, historic boreholes that have been done in the past that Steve described. And these are high value elements, dysprosium and terbium. You know, cerium and lanthanum, 10 bucks a kilo. NDPR, 50 to 70. Dysprosium and terbium, $400. A couple thousand dollars per kilo. These are massively different economically. And we'll have to see how much we can pull out. We have a lot to prove over the next couple of years as we work through our technology and processing and work through our pre-feasibility study. But it's a different deposit. And then we have these high-tech metals, gallium, which was recently banned, beryllium, lithium, the story you all know about, and then others like hafnium, zirconium. So it's a very unique deposit and it stands out amongst other deposits that are being looked at here in the U.S. And we're probably a little further along in our work on the processing side than a lot of folks. So this is really where we see ourselves differently.

Of course, we're going to be processing everything outside of China here. Hopefully in the U.S. is our plan here in the upcoming future. And that's what we've been working on with the team there. And then we've got an initial team that we put in the presentation.

You met Steve and I, Bob Fredette as our magnet guru, I like to call him. And Ben Kronholm is our key guy and member who's really working with the team to build out our processing technology. Importantly, we're going to be adding to this team. We're actively looking for a CFO now and hopefully we'll get that over the finish line here shortly. We're looking at additional mining support on the executive side, as well as sales support on the magnet side as we build out a team to really push into that pipeline. So we've got a lot of people we're going to hire this year going into next to say nothing of the plant we're building and so forth.

And that's really where I wanted to end the presentation. We can go into Q&A and just put back up our mission. We're focused on executing on this plan to establish a US rare earth magnets supply chain. We're moving very quickly, very serious about it, that we're excited about a potential and we believe we know how to do it.

We look forward to hearing your Q&A and talking to all of you in the future. Thank you.

Georg Venturatos – Managing Director at Gateway Group: Great, thanks, Josh. We will look to take some questions that we've got in and address as many as we can with the time we have a lot of left.

I think the first one just a high level on the development timeline. Can you just speak further to the confidence in the timeline that you walked through specifically related to the 2025 goals and as they are achievable related to mining ops, separation and magnet production?

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Joshua Ballard – CEO of USARE: Yeah, I can start with that. I think in prior presentations, we might've talked about a 2025 timeline. What we're focused on now from a magnet perspective is early 2026. You heard me describe the timeline throughout the presentation. We're certainly confident we can hit that. I think the only challenge, potential risk, I guess I should say is the long lead items on equipment. Like we have to get the equipment, right? And so if there's any hiccups there along the way, which we don't foresee any, but if there were to be any, that would be the only thing at this stage that we believe would slow us down.

I think we also had the people in place to really commission this quickly. So we've got the guys who used to run the Hitachi equipment who commissioned it, ran it, mothballed it at the time very carefully. We have them working with us to help us commission this as we come out the gate. Obviously we'll have our vendors and so forth on site to help us commission the finishing equipment as we get there. So we're pretty confident on the magnet side.

Then you've heard it's a longer timeline for the mining and processing. This is not happening over 2025 or in 2026 or likely 2027. This is going to be over the next few years. And so we're going to have to really work on building out that supply chain to support the business in the meantime.

Georg Venturatos – Managing Director at Gateway Group: Great. On that, Josh, here's another one. I believe the magnet equipment USARE has purchased is from Hitachi and it's previously used. Is it still suitable for current and anticipated magnet customer specs?

Steve Ridge – COO of USARE: Yeah, absolutely. The Hitachi equipment that we purchased is proven that it can make magnets, especially for the customers that we're targeting. So, we see this as a great opportunity to just put that equipment back together and it'll meet the specifications for the customers that we're targeting. No issues there.

Joshua Ballard – CEO of USARE: Yeah, and we've done some shake out of it, right? We've checked, we've turned them on, we've checked to make sure things are working. We still need to fully integrate them and commission them, but there's been some good checks on them as well. It's good equipment, good condition.

Georg Venturatos – Managing Director at Gateway Group: Great. Next one, what is the production capacity of current magnet equipment and what needs to be added for the planned expansions?

Steve Ridge – COO of USARE: Yeah, let me take that one too. The current capacity of the Hitachi equipment is 600 tons per year. There's one more piece of equipment that you saw on that flow sheet that is actually low capital, it's incremental, which is another hydrogen decrepitation furnace and then we're at 1200 tons per year. So very quickly, we can get to the capacity that we need. And I might add just the way that we're laying things out in this big, large facility, we can quickly, rapidly expand to get to the 4,800 tons per year ultimately.

Georg Venturatos – Managing Director at Gateway Group: Great. And I think this kind of follows that, but what is the country of origin for critical process equipment? In other words, is there any equipment from Chinese suppliers?

Steve Ridge – COO of USARE: No, let me take that one too.We're a USA rare earth company. We aren't going to buy equipment from China. The equipment that we've purchased so far, a lot of that's from the US, from different countries in Europe. As well as some in Asia, including Japan and Korea, but we aren't going to be buying equipment from China.

Georg Venturatos – Managing Director at Gateway Group: Great, thank you, Steve. Next one. What is the status of offtake and commercial agreements? Have customers been secured and what amount of phase one magnet production is spoken for?

Joshua Ballard – CEO of USARE: So it's a little early for us to be talking about commercial agreements. We've been speaking with a pretty significant pipeline of customers over the last 12 to 18 months. I mean, it's a long list. Everyone from auto manufacturers to smaller customers in a variety of industries. But we haven't been far enough along in our plant build for customers to commit until now. The things are really changing now. And the stance is changing with the commissioning of our lab and the seriousness of our progress, both in the engineering and build out of the plant, as well as this lab. So this is really a step change for us that changes the trajectory of our conversations and depth of our conversations with customers. In addition, as I mentioned earlier, we're going to be firmly setting our commission schedule in the next few weeks, six to eight weeks, during this quarter. And that'll really put a firm date on the books for customers to begin to rely on.

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These are the things, these all change the conversation entirely. And once again, once again, when customers can get that magnet in their hand, they can test it, they understand the strength and performance of it, and they sit down with our team to really talk development and what their needs are, then I think that's really going to move the needle on this. And hopefully we'll hear about some agreements here later this year. We believe that there's a possibility for that, but we've got work to do. So a little early, but we're working hard on that now.

Georg Venturatos – Managing Director at Gateway Group: Great, thanks, Josh. Next couple of looks like they moved to Roundtop. What are the remaining permitting requirements for Roundtop? And what is the expected time to receive this?

Steve Ridge – COO of USARE: Yeah, the remaining permits for Roundtop, there's actually about eight different permits that we need. All except for one of those are going to be issued by the state of Texas. They are permits that include things like, water discharge for stormwater, water rights, industrial waste, spill prevention, countermeasure plans, all of those, we don't expect any issues from getting those permits. The longest one that's around water will be probably a year to a year and a half, but those will be applied for sometime after we get the process flow sheet done.

We've actually done a lot of work around permitting, not only learning from what others have done, but we've engaged some consultants to help build a roadmap for permitting where we don't see this as an issue. I know from personal experience, I mean, I've had permits in many of the states in the United States, as well as some in other countries. And I can honestly say, having a plant in Texas and another one in Oklahoma, that's the best place to be for permitting applications and getting those approved. So this is not going to be an issue for us.

Georg Venturatos – Managing Director at Gateway Group: Great, the next one, similar. So what does material flow look like? Do the separation of magnetic stages consume all of Round Top's plant production, or will there be external sales of upstream and separated REE, and if so, to whom?

Joshua Ballard – CEO of USARE: Well, first, keep in mind again, that Round Top's a few years away. So, and very dependent on this early engineering and PFS pre-feasibility work that we're doing now and have described. So, ultimately the timing that will depend on that, as well as the permitting and construction and engineering of the full mine here over the coming year. So there's a lot of unknowns today, right? And so what we do know is that we're making some great progress on our flow sheet and mineral separation work. So based on the fact that we are still early, we're working on the assumption that we'll need to build a supply chain separate and apart from Round Top to serve us in the next few years. I think it's just the reality of it as we scale up, we need to be prepared for that. And that's our focus this year going into 2026 and 2027. I'm less concerned about the metal portion of the supply chain. I think that that's going to be more easy to solve as we either continue to work with our partners and help them scale, or we can bring it here to the US and do it ourselves or together with them, frankly, if we co-locate. But we'll need to actively source and lock in ore. We'll be hiring an experienced team to help us do that. We also see ore is going to be increasing in output here over the coming years. There's a number of mines going to be coming online. So we think that supply will be there in terms of what we're going to need.

Our goal, of course, is to bring Round Top to production so that we can support. Now, our plan would be to use as much as possible from Round Top. So if you're looking for feedstock for the plant. So while the exact quantities of that will only be fleshed out here over the next couple of years, especially as we work through the pre-feasibility study and start to really prove it on our pilot plants, right? So we're not going to talk specific quantities, but I think it's fair to say that our lab work has confirmed a lot of significant quantities of these minerals, light and heavy rare earths.

On the heavy side, it's bound to be more than we'll ever need, assuming we can extract it all the way we're able to do in the lab today. And we would look to sell the rest of that to the market. On the light NDPR in particular, I think it's a story to be told whether or not that'll be enough to fully feed our plant and whether there would be excess at this time. We certainly have NDPR as well in that. So it's clearly too early for us to talk about offtake agreements.

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It's also important to think about that there's a number of ways we can actually approach this mine in the end. Whether we do it ourselves, whether we partner with another mining, a larger mining group that would help us build and operate the mine, who may take care of those offtake agreements themselves. And who knows, right? Strategically, what we're going to be looking at is how best to bring this mine to operation as quickly as possible with as low risk as possible to create that value. Whether that's us or working with somebody else or kind of those strategic questions that we'll have to work through that really define how we approach that selling process later on.

Georg Venturatos – Managing Director at Gateway Group: Great, thanks, Josh. Next one, looking for additional clarity just on the rare earth element and magnet extraction technology. Specifically, what are the key steps left to develop and how does USA Rare Earth incorporate automation potentially and lower extraction costs?

Joshua Ballard – CEO of USARE: Steve, do you want to talk about automation in the magnet facility?

Steve Ridge – COO of USARE: Yeah, the magnet facility that we're building is going to be highly automated. That'll help with our consistency, with our quality, but also to keep our costs down. So definitely a high degree of automation in our magnet plant.

Joshua Ballard – CEO of USARE: Yeah, I would add to that, I know on the Hitachi side, it was run by a handful of people, right? It was run by Hitachi. So it's pretty automated and the finish equivalent virtually is much the same to Steve's point.

Georg Venturatos – Managing Director at Gateway Group: Got it, okay. This is related to just the team and Josh, I know you mentioned on a few things in terms of next hires, but who do you need to add to the team in order to move forward with your key next steps and what you would be looking for there?

Joshua Ballard – CEO of USARE: Yeah, obviously CFO. We were pushing hard to have one for this call. We didn't quite get there, but I think we're getting close. A mining executive to work with the team, especially as we start to move towards more of an execution. We'll start to move out of engineering into execution of building pilot plants and looking at the long-term execution of the overall mine itself, I think is a key hire. What I'm calling a VP of magnet sales, if you will, but really somebody who can help us sell to a broad swath of industries and build the sales team that we need to aggressively build our pipeline. And grow sales here as we move throughout this year and in 26 and 27 are the key hires that we're bringing on.

We've already brought on a few folks. A lot of you will meet Lionel McBee, our VP of investor relations. He just joined us about a week ago. And then I have another individual starting next week who's going to be really focused. I mean, it's not just about putting a plant in place. You’ve got to have systems that support that and processes and how people fit within those systems and processes. A lot of work to do there behind the scenes to make sure we have the infrastructure for manufacturing and working and supporting our customers. And I've got a couple of key folks coming in to support that as well here early. So, we get that right as we put the plant in place.

Georg Venturatos – Managing Director at Gateway Group: Right, the next one related to just the vertical integration plan. So, what optionality do you have to flex different levels of your vertical integration plan either via timing, size or capital dollars?

Joshua Ballard – CEO of USARE: Yeah, and I think you've heard some of that, right? So I break it out mentally into mining, processing, metal making, alloys and magnets. We're clearly investing into the magnet side for more. That's what we're talking about today mostly. You heard me on the metal making side. The question is whether we invest or work with a partner to have them invest along with us or instead of us to do the metal making itself. I think that's an option that we'll have to decide on here over the next year or so, go with 18 months to get that in place in a bigger way. And then really it's what is going to be our bigger focus is on how we're sourcing the ore itself here over the next few years until Roundtop gets to production.

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I talked a little bit about that optionality earlier. I think we're going to have to find it. We're going to have to lock it up. We're going to have to get our own offtake agreements in place. Finding it's the wrong word. We all know where these mines are. So it's really about, we need to start working with them to get these offtake agreements in place and to make sure that those are firm, that we have the source of material we need.

Again, I'm pretty comfortable on 2026 in terms of what we have in place with our partners in South Korea in particular and here in the US. So this is really about 27, 28, 29, as we begin to scale up. We have a little bit of time to figure that out, but not a lot. So that's the area we'll be focused on building out here shortly.

Georg Venturatos – Managing Director at Gateway Group: Great. And then the next one jumps into, I guess the political landscape here, but how do you view the current administration stance on rare earths and robotics?

Joshua Ballard – CEO of USARE: I think we're seeing a great stance coming out the gate. I'm hoping it gets firmer. I think this is a really critical national security issue for the US and we should be doing everything we can in order to make sure that a mine like Round Top, for example, gets to production and a magnet facility like the one we're building or the one MP's building or other competitors. We're all in this together at the end of the day. I think we're all serving a very important purpose that needs support from the US government, especially with the way globally it's just shaped out over the last 20 years, we're at a pretty big, significant disadvantage. We're not looking for handouts, but we're looking to make us sure that we're competitive in the markets. We have to work to do ourselves to keep costs down, but my expectations would be that we're going to see this deepen within the administration over the next couple of years. We'll certainly be actively working on that. I'm sure our competitors are as well. Hopefully we can all get together and do it together. I think we'll be more effective, frankly, but I feel pretty good about the Trump administration's stance on this coming out the gate here early.

Georg Venturatos – Managing Director at Gateway Group: Great, and then on that, I guess, what sources of capital are available from grants, low interest loans or other government programs?

Joshua Ballard – CEO of USARE: Yeah, I mean, there's a wide swath, everything from the IRA. There's been a couple announcements of tax credits that a couple of magnet facilities have gotten from the IRA and then we can do a tax equity structure around that. I think that's going to be one area.

There's a bill that's hopefully going to be introduced here shortly. I think it's called the Magnet Security Act. It's a bipartisan bill that would provide direct tax relief up to $20, $30 per kilogram, which when you think about a magnet that costs $80, $100 per kilogram to build, it's significant support. And then there are low interest loans and grants. There's been DOD grants in particular on the mining side and there's low interest loans from places like Ex-Im Bank and other facilities there that I think that we'll be able to pull on. So, I think there's a lot of actual levers that we can pull. As a company, we haven't pulled them yet, but we're going to be moving pretty aggressively this year to flesh those out and figure out what we can get effective into as quickly as possible.

Georg Venturatos – Managing Director at Gateway Group: Great, and I know we're essentially up on time. We may have time for one more question here from the audience. Related to Rare Earth and other material purchase agreements, just a little more on how they're structured and any other info you can share related to those supply agreements.

Joshua Ballard – CEO of USARE: I mean, I think it's from a supply side, you mean supply, our supply for the feedstock? Is that the genesis of the question?

Georg Venturatos – Managing Director at Gateway Group: That's the way it reads, yes.

Joshua Ballard – CEO of USARE: I mean, I think from, I don't think there'll be anything special about our offtake agreements compared to anybody else. We're going to be committing to supply over a certain period of time, hopefully locking in at least a range of pricing or probably more pegged to a benchmark that we would have to buy into. But the key for us is locking in that we're in the queue to get that with the offtake agreement, I think is most key. And then of course, we'll be looking to hedge and create stability around the commodity pricing of this ore or metal, depending on what we're buying to make sure we have that stability. And frankly, if the question was more related on the other side of supplying customers, same answer. That's what we'd be looking for a long-term commitment over a few years for at least a range of supply or a specific amount, depending on who the customer is. Smaller customers may do it by PO, larger customers we'd assume would want an offtake agreement to make sure they have a space on the line carved out so they can get their magnets, right? I mean, that would be our goal and a bit of lock and some certainty around sales.

Georg Venturatos – Managing Director at Gateway Group: Great, appreciate it, Joshua. I'll let you make any closing remarks. I think we're up at time now.

Joshua Ballard – CEO of USARE: Yeah, well, again, I just appreciate everybody coming. I look forward to talking to a lot of you, I assume over the coming weeks and we've got a great story to tell. We're going to make it a lot of progress. So keep an eye out on future announcements and press releases and we're pushing hard this year. Again, this is a story about execution. We're going to execute it to the hilt throughout 2025 in order to get to revenue in 2026. This is not too long-term of a story in terms of building out a P&L that we can really model off of. So, I appreciate you all joining, look forward to talking to you soon.

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Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, without limitation, statements regarding or similar to: estimates and forecasts of financial and operational metrics; plans, goals, ambitions, targets, projections, future business and operations regarding future mining capabilities, operations, manufacturing capacity and plant performance; projections of market opportunity and market share; USARE’s commercialization costs and timeline; USARE’s ability to timely and effectively meet construction and mining timelines and scale its production and manufacturing processes; USARE’s ability to maintain, protect, and enhance its intellectual property; development of favorable regulations and government demand, contracts, and incentives affecting the markets in which USARE operates; USARE’s ability to receive and/or maintain the necessary permits and other government approvals necessary to operate its business; any estimates with respect to the rare earth and critical element and mineral deposits in the Texas Round Top deposit; Inflection Point’s and USARE’s expectations with respect to future performance of USARE’s (and, after the Proposed Business Combination, the combined company’s) business; the expected funding of any investments prior to or concurrently with the Proposed Business Combination, to the extent they remain unfunded; anticipated financial impacts of the Proposed Business Combination; the satisfaction of the closing conditions to the Proposed Business Combination; and the timing of the completion of the Proposed Business Combination. For example, any projections of future enterprise value, revenue, market share, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “should,” or “will,” or, or the negatives of these terms or variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Inflection Point, USARE and their respective managements, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and USARE. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political conditions, and in applicable laws and regulations, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements and any negotiations with respect to the Proposed Business Combination; (3) the outcome of any legal proceedings that have or may be instituted against Inflection Point, USARE, the combined company, or others; (4) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the stockholders of Inflection Point for the Proposed Business Combination or to satisfy other conditions to closing; (5) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations of Inflection Point or USARE, including as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things: competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to build or maintain relationships with customers and suppliers and retain its management and key employees, the supply and demand for rare earth minerals, the timing and amount of future production, costs of production, capital expenditures and requirements for additional capital, timing of future cash flow provided by operating activities, if any, uncertainty in any mineral estimates, uncertainty in any geological, metallurgical, and geotechnical studies and opinions, and transportation risks; (9) costs related to the Proposed Business Combination; (10) the possibility that USARE or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) risks related to the development of USA Rare Earth’s magnet production facility and the timing of expected production milestones, and (13) other risks and uncertainties set forth in the Registration Statement (defined below) filed by Inflection Point with the U.S. Securities and Exchange Commission (the “SEC”), the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and similar sections in Inflection Point’s final prospectus relating to its initial public offering dated May 24, 2023, and in subsequent Inflection Point filings with the SEC, including the Registration Statement, relating to the Proposed Business Combination filed by Inflection Point, and any periodic Exchange Act reports filed with the SEC such as its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.The recipient of this communication should carefully consider the foregoing risk factors and the other risks and uncertainties which are more fully described in the “Risk Factors” section of the Registration Statement discussed below and other documents filed by Inflection Point from time to time with the SEC. If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Inflection Point nor USARE presently know or that they currently believe are immaterial that could also cause actual results to differ from contained in the forward-looking statements. In addition, forward-looking statements reflect Inflection Point and USARE’s expectations, plans, or forecasts of future events and views as of the date of this communication. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements speak only as of the date of this communication. Inflection Point, USARE, and their respective representatives and affiliates specifically disclaim any obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, these forward-looking statements should not be relied upon as representing Inflection Point’s, USARE’s, or any of their respective representatives or affiliates’ assessments as of any date subsequent to the date of this communication, and therefore undue reliance should not be placed upon the forward-looking statements. This communication contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Proposed Business Combination.

USA Rare Earth Investor & Analyst Webinar

Participants in the Solicitation

Inflection Point and its directors and executive officers may be deemed participants in the solicitation of proxies from Inflection Point’s stockholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers and information regarding their interests in the Proposed Business Combination has been and will be included in the sections entitled “Beneficial Ownership of Securities” and “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” of Inflection Point’s Registration Statement, which is available free of charge at the SEC’s website at https://www.sec.gov/Archives/edgar/data/1787434/000121390025013377/ea0220524-06.htm.

USARE’s managers and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Inflection Point in connection with the Proposed Business Combination. A list of the names of such managers and executive officers and information regarding their interests in the Proposed Business Combination has been and will be included in the sections entitled “Beneficial Ownership of Securities” and “The Business Combination Proposal — Interests of the USARE Directors and Executive Officers” of Inflection Point’s Registration Statement (as defined below), which is available free of charge at the SEC’s website at https: https://www.sec.gov/Archives/edgar/data/1787434/000121390025013377/ea0220524-06.htm.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination, or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of IPXX, USARE, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Proposed Business Combination or the accuracy or adequacy of this presentation.

Additional Information and Where to Find It

The Proposed Business Combination will be submitted to the shareholders of Inflection Point for their consideration. Inflection Point filed a registration statement on Form S-4 (as may be amended and supplemented from time to time, the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by Inflection Point’s shareholders in connection with the Proposed Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued (or deemed issued) to Inflection Point’s securityholders and USARE’s equityholders in connection with the completion of the Proposed Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Proposed Business Combination. Inflection Point’s shareholders and other interested persons are advised to read the Registration Statement, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Proposed Business Combination, in connection with Inflection Point’s solicitation of proxies for its extraordinary general meeting to be held to approve, among other things, the Proposed Business Combination, as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these documents contain important information about Inflection Point, USARE, and the Proposed Business Combination. Securityholders of Inflection Point and equityholders of USARE may obtain a copy of the preliminary or definitive proxy statement/prospectus, as well as other documents filed by Inflection Point with the SEC that will or may be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Inflection Point at Inflection Point Acquisition Corp. II, 167 Madison Avenue Suite 205 #1017 New York, New York 10016.

The contents of IPXX’s and USARE’s website are not incorporated into this communication.